FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

STATEMENT

HSBC Holdings plc ('HSBC') has today published the notice of its Annual General Meeting (the 'AGM'). Included in the notice are details of changes in the roles and responsibilities of the HSBC non-executive Directors named below. Subject to their re-election by shareholders, these changes will come into effect upon the conclusion of the AGM:

Sir Simon Robertson will have served on the Board of Directors of HSBC for nine years at the conclusion of the AGM. Sir Simon has agreed to stay on the Board as Deputy Chairman for a further one year period following the AGM. Sir Simon will also step down as chairman of the Group Remuneration Committee, chairman of the Nomination Committee and a member of the Financial System Vulnerabilities Committee.

Rachel Lomax will become Senior Independent Director, subject to regulatory approval. She will also become a member of the Nomination Committee.

Sam Laidlaw will become chairman of the Group Remuneration Committee and chairman of the Nomination Committee, subject to regulatory approval.

Media enquiries to:
Morgan Bone	+44 (0)20 7991 1898	morgan.bone@hsbc.com
Heidi Ashley	+44 (0)20 7992 2045	heidi.ashley@hsbc.com

Investor enquiries to:
UK	Hong Kong	USA
+44 (0)20 7991 3643	+852 2822 4908	+1 224 880 8008

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,100 offices in 73 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,634bn at 31 December 2014, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                    Date: 20 March 2015